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TEVA PHARMACEUTICAL INDUSTRIES LTD TO ACQUIRE COPLEY

Pharmaceutical, Inc. -- Strengthens Teva-USA's Leadership in the U.S. Generic Market

         JERUSALEM, Israel & CANTON, Mass.--(BUSINESS WIRE)--Aug. 10, 1999--Teva Pharmaceutical Industries Ltd, (Nasdaq: TEVIY) and Copley Pharmaceutical, Inc. (Nasdaq: CPLY) announced today that Copley and Teva Pharmaceuticals USA, Inc., Teva's U.S. subsidiary, have executed a definitive merger agreement providing for the acquisition by Teva-USA of all the outstanding shares of Copley for $11.00 per share in cash. The transaction is valued at approximately $220 million.

         The merger agreement provides for a cash tender offer by Caribou Merger Corporation, a subsidiary of Teva-USA, for all outstanding Copley shares at $11.00 per share. The tender offer will be commenced within five business days. The tender offer will be conditioned upon, among other things, there being validly tendered and not withdrawn, at least a majority of the outstanding shares of Copley, and the expiration of appropriate waiting periods under the Hart-Scott-Rodino Antitrust Act. The offer is not subject to any financing condition, and the obligations of Teva-USA under the merger agreement have been guaranteed by Teva Pharmaceutical Industries Limited. Any Copley shares not purchased pursuant to the tender offer will be acquired in a subsequent merger at the same $11.00 per share cash price.

         In connection with the execution of the merger agreement, Teva-USA has entered into an agreement with Hoechst Corporation, the holder of approximately 52% of Copley's outstanding shares, under which Hoechst has agreed to tender its shares in the tender offer.

         Mr. Eli Hurvitz, President and Chief Executive Officer of Teva, said, "The merger will strengthen Teva's position in the U.S. generic drug market and further enhance the breadth of the generic product line being offered in the U.S. by Teva. As part of the worldwide Teva group, Copley will bring with it personnel, facilities, an existing product line and a development pipeline which will complement our existing operations in the U.S."

         Mr. Daniel Korpolinski, Copley's President and Chief Executive Officer, said, "The acquisition of Copley by Teva is a testament to the many capabilities that Copley will bring to the Teva Group. We have said that being a first-tier company is essential to success in our industry, and joining with one of the world's largest multisource pharmaceutical companies fulfills that objective."
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         Copley Pharmaceutical, Inc., headquartered in Canton, MA, is a leading manufacturer and marketer of a broad range of multi-source prescription and over-the-counter pharmaceuticals. The Company markets its products to distributors, retail chains, wholesalers, hospitals, government agencies, and managed health-care entities.

         Teva Pharmaceutical Industries Ltd., is Israel's largest pharmaceutical company, with 80% of its sales outside Israel, mainly in the United States. The Company develops, manufactures, and markets generic and branded human pharmaceuticals, active pharmaceutical ingredients, medical disposables and veterinary products.

Safe Harbor Statement: This release contains forward-looking statements which express the beliefs and expectations of management. Such statements are based on current expectations and involve a number of known and unknown risks and uncertainties that could cause the Company's future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include the impact of pharmaceutical industry regulation, the difficulty of predicting FDA and other regulatory authority approvals, the regulatory environment and changes in the health policies and structure of various countries, acceptance and demand for new pharmaceutical products and new therapies, the impact of competitive products and pricing, the availability and pricing of ingredients used in the manufacture of pharmaceutical products, uncertainties regarding market acceptance of innovative products newly launched, currently being sold or in development, the impact of restructuring of clients, reliance on strategic alliances, fluctuations in currency, exchange and interest rates, operating results, the impact of the year 2000 issue and other factors that are discussed in the Company's Annual Report on Form 20-F and the Company's other filings with the US Securities and Exchange Commission.

CONTACT:          Company Contacts:
                  Dan Suesskind
                  Chief Financial Officer
                  Teva Pharmaceutical Industries, Ltd.
                  (011) 972-25-892-811

                           or

                  Daniel Korpolinski
                  President and Chief Executive Officer
                  Copley Pharmaceutical, Inc.
                  (781) 575-7664

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                           or

                  Investor Relations Contact:
                  Donna N. Stein/Cindy Reid/Jill Meleski
                  Morgen-Walke Associates, Inc.
                  (212) 850-5600

                           or

                  Press Contact:
                  Gregory Tiberend
                  Morgen-Walke Associates, Inc.
                  (212) 850-5600